Tianci International, Inc.

April 8, 2025

Via EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Mr. Matthew Derby Mr. Edwin S. Kim

Re:	Tianci International, Inc.
Registration Statement on Form S-1
Initially Filed on June 10, 2024
File No. 333-280089

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Tianci International, Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1, as amended, be accelerated to and that the Registration Statement become effective at 4:00  p.m., Eastern Time, on April 9, 2025, or as soon thereafter as practicable.

Very truly yours,

Tianci International, Inc.

By:	/s/ Shufang Gao
	Name:	Shufang Gao
	Title:	Chief Executive Officer